Exhibit(a)(5)(D)

ROBBINS UMEDA LLP
BRIAN J. ROBBINS (190264)
STEPHEN J. ODDO (174828)
ARSHAN AMIRI (246874)
EDWARD B. GERARD (248053)
JUSTIN D. RIEGER (257321)
600 B Street, Suite 1900
San Diego, CA 92101
Telephone: (619) 525-3990
Facsimile: (619) 525-3991

Attorneys for Plaintiff

[Additional Counsel on Signature Page]

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SAN DIEGO

DOUGLAS PETERSON, on Behalf of	)	Case No. 37-2012-00100092-CU-BT-CTL
Himself and All Others Similarly Situated,	)
	)	CLASS ACTION
Plaintiff,	)
V.	)
	)	COMPLAINT BASED UPON SELF-DEALING
AMYLIN PHARMACEUTICALS, INC.,	)	AND BREACH OF FIDUCIARY DUTY
DANIEL M. BRADBURY,	)
PAULO F. COSTA,	)
JAY S. SKYLER,	)
JOSEPH P. SULLIVAN,	)
KARIN EASTHAM,	)
JAMES R. GAVIN III,	)
TERESA BECK,	)
ADRIAN ADAMS,	)
M. KATHLEEN BEHRENS,	)
ALEXANDER DENNER,	)
BRISTOL-MYERS SQUIBB COMPANY,	)
B&R ACQUISITION COMPANY,	)
and DOES 1-25, inclusive,	)
Defendants.	) ) )

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

SUMMARY OF THE ACTION

1. This is a stockholder class action brought by plaintiff on behalf of holders of common stock of Amylin Pharmaceuticals, Inc. (“Amylin” or the “Company”) against Amylin, Bristol-Myers Squibb Company (“BMS”), B&R Acquisition Company (“Merger Sub”), and certain Amylin officers and directors arising out of the Individual Defendants’ (as defined herein) agreement to sell Amylin to BMS and at an unfair price of $31 for each share of Amylin common stock (the “Proposed Acquisition”). This action seeks to enjoin defendants from further breaching their fiduciary duties in their pursuit of a sale of the Company at an unfair price through an unfair and self-serving process to BMS. In pursuing the unlawful plan to induce Amylin’s shareholders to approve the Proposed Acquisition via an unfair and uninformed process, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, diligence, independence, good faith, and fair dealing.

2. Amylin develops diabetes drugs, including BYDUREONTM, a once-a-week treatment for diabetes that could potentially become a $2 billion a year product. BMS’s own experimental diabetes product, dapagliflozin, failed to win U.S. marketing approval in January, when the U.S. Food and Drug Administration asked for more data to assess its risks and benefits. Diabetes has become a key target for pharmaceutical companies as a result of rising obesity rates and the aging of the Baby Boom generation. About 346 million people globally have the illness, and the number of deaths may double from 2005 to 2030, according to the World Health Organization.

3. On March 28, 2012, Bloomberg reported that BMS had made an offer to acquire Amylin that the Company rejected. After receiving this offer and not disclosing it to the Company’s shareholders, the Company’s management attempted to capitalize on a potential sale by awarding themselves with stock options. For example, on March 6, 2012, the Company’s Chief Executive Officer (“CEO”), defendant Daniel M. Bradbury (“Bradbury”) was granted 300,000 stock options with a strike price of $16.02 per share—almost half the value of the stock value in the Proposed Acquisition.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

4. In order to lock in the Proposed Acquisition, the defendants entered into numerous preclusive and onerous deal protection devices, set forth in the Agreement and Plan of Merger the Company entered into on June 29, 2012 (the “Merger Agreement”). These provisions, which collectively preclude any competing offers for the Company, include: (i) a “Top-Up” Option, which requires the Company to issue enough additional stock for BMS to purchase after the tender offer expires so that BMS can acquire one more share than the 90% threshold needed to exercise a short-form merger, and avoid a shareholder vote on the Proposed Acquisition; (ii) a no-solicitation provision prohibiting the Company from properly shopping itself; (iii) a termination fee payable by the Company to BMS of $160 million if Amylin is to accept a competing bid; and (iv) a three business-day matching rights period during which BMS can match any superior proposal received by the Company. These provisions reflect an attempt by the Board to lock up the Proposed Acquisition at a price that grossly undervalues the Company.

5. Because the Individual Defendants dominate and control the business and corporate affairs of Amylin, there exists an imbalance and disparity of economic power between them and the public shareholders of Amylin. Therefore, it is inherently unfair for the Individual Defendants to execute and pursue any Proposed Acquisition agreement under which they will reap disproportionate benefits to the exclusion of obtaining the maximum shareholder value. Nonetheless, instead of attempting to negotiate a contract reflecting the best consideration reasonably available for the Amylin shareholders, who they are duty-bound to serve, the Individual Defendants disloyally placed their own interests first, and tailored the terms and conditions of the Proposed Acquisition to meet their own personal needs and objectives.

6. In short, the Proposed Acquisition is designed to unlawfully divest Amylin public shareholders of the Company’s valuable assets for grossly inadequate consideration.

7. To remedy defendants’ breaches of fiduciary duty and other misconduct, plaintiff seeks, inter alia: (i) injunctive relief preventing consummation of the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain a transaction that provides the best possible terms for shareholders; (ii) a directive to the Individual

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Amylin shareholders; and (iii) rescission of, to the extent already implemented, the Merger Agreement, or any of the terms thereof.

JURISDICTION AND VENUE

8. This Court has jurisdiction over the causes of action asserted herein pursuant to the California Constitution, Article VI, §10, because this case is a cause not given by statute to other trial courts.

9. This Court has jurisdiction over this action because certain of the defendants conduct business in and/or have sufficient minimum contacts with California. Amylin is a citizen of California as it is has its principal place of business at 9360 Towne Centre Drive, San Diego, California.

10. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

PARTIES

11. Plaintiff Douglas Peterson has been a shareholder at all times relevant hereto and is a shareholder of Amylin.

12. Defendant Amylin is a Delaware corporation with principal executive offices located at 9360 Towne Centre Drive, San Diego, California. Amylin is a biopharmaceutical company that is committed to improving the lives of people with diabetes and other metabolic diseases through the discovery, development, and commercialization of innovative medicines. Amylin is committed to delivering novel therapies that transform the way diabetes and other metabolic disorders are treated. Amylin is currently marketing two first-in-class medicines to treat diabetes, known as BYETTA® (exenatide) injection and SYMLIN® (pramlintide acetate) injection. Amylin is also marketing the first and only once-weekly diabetes treatment called BYDUREONTM, an extended-release medication for type 2 diabetes that provides continuous glycemic control in a once-weekly dose.

13. Defendant Bradbury is Amylin’s CEO and has been since March 2007; President and a director and has been since June 2006; and Chief Operating Officer and has been since

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

June 2003. Bradbury was also an Amylin Executive Vice President from June 2000 to June 2003 and served in various officer-level positions in Corporate Development and Marketing beginning in 1994.

14. Defendant Paulo F. Costa is Amylin’s Chairman of the Board of Directors (the “Board”) and has been since August 2009 and a director and has been since June 2009.

15. Defendant Jay S. Skyler is an Amylin director and has been since August 1999.

16. Defendant Joseph P. Sullivan is an Amylin director and has been since September 2003.

17. Defendant Karin Eastham is an Amylin director and has been since September 2005.

18. Defendant James R. Gavin III is an Amylin director and has been since December 2005.

19. Defendant Teresa Beck is an Amylin director and has been since March 2007.

20. Defendant Adrian Adams is an Amylin director and has been since October 2007.

21. Defendant M. Kathleen Behrens is an Amylin director and has been since June 2009.

22. Defendant Alexander Denner is an Amylin director and has been since June 2009.

23. Defendant BMS is a Delaware corporation with principal executive offices located at 345 Park Avenue, New York, New York. BMS is a global biopharmaceutical company with the mission to discover, develop, and deliver innovative medicines that help patients prevail over serious diseases. BMS’s business is focused on innovative biopharmaceutical products and, at times, BMS enters into strategic alliances which provide it with rights to develop, manufacture, market, and/or sell pharmaceutical products that are owned by third parties. In January 2007, BMS and AstraZeneca PLC (“AstraZeneca”) entered into a worldwide (except for Japan) co-development and commercialization agreement, which enables BMS to research, develop, and commercialize select investigational drugs for type 2 diabetes.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

24. Defendant Merger Sub is a Delaware corporation and a wholly owned subsidiary of BMS formed solely for the purpose of engaging in the transactions contemplated by the Proposed Acquisition.

25. The defendants named above in ¶¶13-22 are sometimes collectively referred to herein as the “Individual Defendants.”

26. The true names and capacities of defendants sued herein under California Code of Civil Procedure §474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this complaint and include these Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class (as defined herein).

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

27. Under Delaware law, the officers and directors of a publicly traded corporation have fiduciary duties of loyalty and care to shareholders. To diligently comply with these duties, neither the officers nor the directors may take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage, inhibit, or deter alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits themselves from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the officers and/or directors with preferential treatment at the expense of, or separate from, the public shareholders.

28. In accordance with their duties of loyalty, the Individual Defendants, as officers and/or directors of Amylin, are obligated under Delaware law to refrain from:

(a) participating in any transaction where the officers’ or directors’ loyalties are divided;

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

(b) participating in any transaction where the officers or directors receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

29. Defendants, separately and together, in connection with the Proposed Acquisition, are knowingly or recklessly violating their fiduciary duties and aiding and abetting such breaches, including their duties of loyalty, good faith, and independence owed to plaintiff and other public shareholders of Amylin. Certain of the defendants stand on both sides of the transaction, are engaging in self-dealing, are obtaining for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class. Certain Amylin executives and directors are also retaining their prestigious and lucrative positions and compensation at the post-Proposed Acquisition company. These executives and directors have managed to secure for themselves substantial employment at the expense of the shareholders’ best interests. Accordingly, the Proposed Acquisition will benefit the Individual Defendants in significant ways not shared with the Class members. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their Amylin’s common stock in the Proposed Acquisition.

30. Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty, good faith, and independence in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price, and terms, is placed upon defendants as a matter of law.

BACKGROUND

31. On March 28, 2012, Bloomberg reported that Amylin had rejected an offer to be acquired by BMS. At the time, M. Ian Somaiya, an analyst with Piper Jaffray & Co. stated that Amylin could be worth as much as $37 per share. Once it was known that BMS might be “in play” numerous other suitors approached the Company to explore potential strategic alternatives, including Pfizer Inc., AstraZeneca, Merck & Co., Sanofi-Aventis, Takeda Pharmaceutical Co., and Roche Holding AG.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

32. On April 4, 2012, activist investor Carl Icahn (“Icahn”) lashed out at the Board of Amylin, urging it to put the Company up for sale and threatening a proxy fight. Icahn, the Company’s third-largest shareholder with an 8.9 % stake, criticized Amylin for failing to confirm or deny media reports that it had rejected a $22-a-share takeover offer from BMS.

33. Icahn also commenced a suit in the Delaware Chancery Court against the Individual Defendants and Amylin captioned, Icahn Partners, LP v. Amylin Pharmaceuticals, Inc., C.A. No. 7404-VCN (the “Icahn Action”), seeking waiver of a bylaw provision that would bar a proxy contest in time for the Company’s annual meeting. Icahn alleged that the BMS’s offer and the Board’s rejection thereof were not disclosed “at the time received or rejected, or in connection with Amylin subsequently issuing additional stock at $15.62 per share through a registration statement filed with the [U.S. Securities and Exchange Commission (“SEC”)], or in connection with the Board’s approval of executive stock options at an exercise price of $16.02 per share.” Icahn argued that the Company’s failure and refusal to negotiate in good faith with BMS and its failure to disclose BMS’s offer demonstrated that the Individual Defendants had effectively changed their investment strategy for the Company from faithfully considering a value maximizing transaction for the Company and its shareholders, to a different strategy which involved rejecting premium bids out of hand.

34. Vice Chancellor John W. Noble granted Icahn’s request for expedited discovery, finding that Icahn had pled a colorable claim that the “Board’s refusal to engage in discussions with Bristol-Myers signals a significant enough change in the expectations of shareholders to warrant reopening of the nomination process” for the Company’s coming proxy. Icahn Partners LP v. Amylin Pharms., Inc., C.A. No. 7404-VCN, 2012 WL 1526814, at *3 (Del. Ch. April 20, 2012) (citation omitted). In other words, Icahn had alleged a colorable claim that the Individual Defendants’ conduct departed from that of a Board seeking to maximize value for its shareholders and the Company through a premium transaction, and instead now reflected an entrenchment mode. Icahn eventually settled his action with the Company on undisclosed terms, but still advocated the Company’s sale.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

35. Then, on May 15, 2012, Bloomberg reported that seven companies have signed confidentiality agreements as part of Amylin’s sale process: Pfizer Inc., AstraZeneca, Sanofi-Aventis, Merck & Co., BMS, Roche Holding AG, and Takeda Pharmaceutical Co. Notably, the Individual Defendants have not confirmed the accuracy of this report.

THE PROPOSED ACQUISITION

36. On June 29, 2012, Amylin and BMS jointly issued the following press release announcing that the Individual Defendants had agreed to sell Amylin to BMS for $31 per Amylin share:

Bristol-Myers Squibb and AstraZeneca Expand Diabetes Alliance Through Bristol-Myers Squibb’s Acquisition of Amylin Pharmaceuticals

•	Strengthens Leadership Position of Successful Alliance in Growing Area of High Unmet Medical Need

•	Complements Current Portfolio Creating a More Comprehensive Disease Management Platform with the Addition of Novel GLP-1 Agonist Franchise

•	Adds Approved and Marketed Products for Type 2 Diabetes, including BYETTA® and BYDUREONTM

PRINCETON, N.J., LONDON, & SAN DIEGO—(BUSINESS WIRE)—Bristol-Myers Squibb Company (NYSE: BMY) and Amylin Pharmaceuticals, Inc. (NASDAQ: AMLN) announced today that Bristol-Myers Squibb will acquire Amylin for $31.00 per share in cash, pursuant to a cash tender offer and second step merger, or an aggregate purchase price of approximately $5.3 billion. The total value of the transaction, including Amylin’s net debt and a contractual payment obligation to Eli Lilly & Company, together totaling about $1.7 billion, is approximately $7 billion. The acquisition has been unanimously approved by the boards of directors of Bristol-Myers Squibb and Amylin. The board of directors of Amylin has unanimously recommended that Amylin’s stockholders tender their shares into the tender offer.

Bristol-Myers Squibb and AstraZeneca (LSE:AZN) announced today that, following the completion of Bristol-Myers Squibb’s acquisition of Amylin, the companies will enter into collaboration arrangements, based on the framework of the existing diabetes alliance, regarding the development and commercialization of Amylin’s portfolio of products. Following completion of Bristol-Myers Squibb’s acquisition of Amylin, AstraZeneca will make a payment to Amylin, as a

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

wholly owned subsidiary of Bristol-Myers Squibb, in the amount of approximately $3.4 billion in cash. Profits and losses arising from the collaboration will be shared equally. In addition, AstraZeneca has the option, exercisable at its sole discretion following the closing of the acquisition, to establish equal governance rights over key strategic and financial decisions regarding the collaboration, upon the payment to Bristol-Myers Squibb of an additional $135 million. These collaboration arrangements have been approved by the boards of directors of Bristol-Myers Squibb and AstraZeneca.

Amylin is a biopharmaceutical company dedicated to the discovery, development and commercialization of innovative medicines for patients with diabetes and other metabolic diseases. Amylin’s primary focus is on the research, development and commercialization of a franchise of GLP-1 agonists, for the treatment of type 2 diabetes.

“Amylin’s innovative diabetes portfolio, talented people and state-of-the art manufacturing facility complement our long-standing leadership in metabolics,” said Lamberto Andreotti, chief executive officer, Bristol-Myers Squibb. “We are pleased to be able to strengthen the portfolio we have built to help patients with diabetes by building on the success Amylin has had with its GLP-1 franchise. The acquisition of Amylin by Bristol-Myers Squibb is also a unique way for Bristol-Myers Squibb and AstraZeneca to expand the alliance between the two companies, and it demonstrates Bristol-Myers Squibb’s innovative and targeted approach to partnerships and business development.”

Simon Lowth, interim chief executive officer of AstraZeneca, said: “This is a compelling proposition that will have an immediate positive impact on revenues and is fully in line with our stated partnering strategy to enhance top-line growth and strengthen our late stage pipeline. The broadening of our diabetes collaboration with Bristol-Myers Squibb is another important step towards creating a leadership position in the treatment of a disease with growing unmet medical need that is reaching epidemic proportions in many areas of the world. The combined development, regulatory and commercial strengths of the AstraZeneca and Bristol Myers-Squibb alliance for diabetes provides an excellent platform to unlock the potential of Amylin’s differentiated treatments for the benefit of patients worldwide and for our shareholders.”

“We are pleased to announce this transaction that provides substantial value for Amylin shareholders,” said Daniel M. Bradbury, president and chief executive officer of Amylin. “Over the last several months, our Board of Directors, with the assistance of our financial and legal advisors, has been actively engaged in a robust and thorough strategic process designed to maximize the value of our unique diabetes franchise. I strongly believe that we have accomplished that objective. Our recent U.S. launch of BYDUREON, the first ever once-weekly therapy for patients with type 2 diabetes, solidified our position as a driving force in the fight against this rising global epidemic. Importantly, this transaction with Bristol-Myers Squibb and their alliance with AstraZeneca provide the means to maximize the potential and impact of Amylin’s innovative diabetes therapies and reach more patients around the world with treatment options to help manage their

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

disease. In addition, I would like to acknowledge and thank the dedicated employees of Amylin whose tireless efforts are responsible for creating the tremendous value that is being recognized today by two of the most respected companies in the pharmaceutical industry.”

Amylin’s assets include:

•

A GLP-1 agonist franchise, including two treatments for type 2 diabetes, BYETTA (exenatide) injection and BYDUREON (exenatide extended-release for injectable suspension/exenatide 2 mg powder and solvent for prolonged release suspension for injection), approved for use in both the U.S. and Europe, and a life-cycle management pipeline, including delivery devices and formulation improvements. The addition of the Amylin GLP-1 franchise complements Bristol-Myers Squibb’s and AstraZeneca’s current diabetes portfolio creating a comprehensive disease management platform;

•

Metreleptin, a leptin analog currently under review at the U.S. Food and Drug Administration (FDA) for the treatment of diabetes and/or hypertriglyceridemia (high levels of triglycerides in the bloodstream) in patients with rare forms of inherited or acquired lipodystrophy;

•	SYMLIN® (pramlintide acetate) injection an amylin analog, approved by the FDA for the treatment of type 1 and type 2 diabetes patients with inadequate glycemic control on meal-time insulin; and

•	A state-of-the-art sterile production facility in Ohio.

Under the terms of the definitive merger agreement between Bristol-Myers Squibb and Amylin, Bristol-Myers Squibb will commence a cash tender offer to purchase all of the outstanding shares of Amylin’s common stock for $31.00 per share. The closing of the tender offer is subject to customary terms and conditions, including the tender of a number of shares that constitutes at least a majority of Amylin’s outstanding shares of common stock, on a fully diluted basis, and expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. The agreement also provides for the parties to effect, subject to customary conditions, a merger to be completed following the completion of the tender offer which would result in all shares not tendered in the tender offer being converted into the right to receive $31.00 per share in cash. The merger agreement contains a provision under which Amylin has agreed not to solicit any competing offers for the company. Bristol-Myers Squibb will finance the acquisition from its existing cash resources and credit facilities.

The companies expect the tender offer to close approximately thirty days after commencement of the tender offer.

Citi and Evercore are serving as financial advisers to Bristol-Myers Squibb in connection with the acquisition and Kirkland & Ellis LLP is its legal adviser. Bank of America Merrill Lynch is serving as financial adviser to AstraZeneca in

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

connection with the transactions and Davis Polk & Wardwell LLP and Covington & Burling LLP are its legal advisers. Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. are serving as financial advisers to Amylin in connection with the acquisition and Skadden, Arps, Slate, Meagher & Flom LLP is its legal adviser.

For Bristol-Myers Squibb, the transactions are expected to be dilutive to Non-GAAP earnings per share (EPS) in 2012 and 2013 by approximately $0.03, becoming slightly accretive starting in 2014 with meaningful accretion expected in the later part of the decade. The estimated Non-GAAP EPS impact excludes amortization of acquired intangible assets, restructuring costs and other costs associated with the transactions. Executives of Bristol-Myers Squibb will discuss the transactions during a conference call at 8:00 a.m. EDT on Monday, July 2, 2012. Investors and the general public are invited to listen by dialing 785-830-1925, confirmation code: 2561034.

Bristol-Myers Squibb Use of Non-GAAP Financial Information

This non-GAAP information is intended to enhance an investor’s overall understanding of the company’s financial performance and prospects for the future. This non-GAAP information is not intended to be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP. There is no reasonably accessible or reliable comparable GAAP measure for this forward-looking information.

About Bristol-Myers and AstraZeneca Collaboration

Bristol-Myers Squibb and AstraZeneca entered into a collaboration in January 2007 to enable the companies to research, develop and commercialize select investigational drugs for type 2 diabetes. The Bristol-Myers Squibb/AstraZeneca diabetes collaboration is focused around ONGLYZA® (saxagliptin), part of the innovative class of DPP-4 inhibitors, KOMBIGLYZE® (saxagliptin and metfomin HCI extended-release) and FORXIGA®(dapagliflozin), an SGLT2 inhibitor, and is dedicated to global patient care, improving patient outcomes and creating a new vision for the treatment of diabetes. ONGLYZA has been submitted for regulatory approval in 93 countries and is approved in 77 countries including the US, Canada, Mexico, EU, India, Brazil and China. Dapagliflozin received a positive opinion from the CHMP in Europe in April 2012.

37. On July 3, 2012, the Company also filed a Form 8-K with the SEC wherein it disclosed the Merger Agreement. The announcement and filing reveal that the Proposed Acquisition is the product of a flawed sale process and, unless the offer price is increased, would be consummated at an unfair price.

38. Section 1.4 of the Merger Agreement contains the irrevocable Top-Up Option. This Top-Up Option will allow BMS to pursue a short form merger, and thus prevent any

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

shareholder vote on the acquisition, even if it the requisite number of public shareholders do not tender their stock to BMS. In particular, section 1.4(a) states:

The Company hereby grants to Merger Sub an irrevocable option (the “Top-Up Option”), exercisable upon the terms and conditions of this Section 1.4, to purchase from the Company a number of newly-issued Shares (the “Top-Up Shares”) equal to the number of Shares that, when added to the number of Shares held by Parent and Merger Sub at the time of such exercise, shall constitute one (1) Share more than the number of Shares necessary for Merger Sub to be merged into the Company pursuant to Section 253 of the DGCL (after giving effect to the issuance of Shares pursuant to the exercise of the Top-Up Option).

39. Under section 5.2 of the Merger Agreement, Amylin is subject to a no-solicitation clause that prohibits the Company from seeking a superior offer for its shareholders. Section 5.2(a) states that Amylin shall:

…immediately cease and cause to be terminated any discussions or negotiations pending as of the date hereof regarding any Competing Proposal. Except as otherwise provided for in Section 5.2(b), neither the Company nor any Subsidiary of the Company, nor any of its officers or directors shall, and the Company shall instruct and shall use its reasonable best efforts to cause its Subsidiaries and its and their respective employees, investment bankers, attorneys, accountants and other advisors or representatives (such officers, directors, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”) not to, directly or indirectly: (i) solicit, initiate or knowingly facilitate or encourage any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, a Competing Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person (other than Parent, Merger Sub or their Representatives) any confidential information with respect to, any Competing Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Competing Proposal, except as permitted by the subsequent provisions of this Section 5.2 and to notify such Person of the existence of this Section 5.2, (iii) grant any waiver, amendment or release under any standstill or confidentiality agreement (or any standstill or confidentiality provision of any other Contract) or Takeover Statutes for the purpose of allowing a third party to make a Competing Proposal or (iv) resolve or propose to do any of the foregoing.

40. Though the Merger Agreement ostensibly has a “fiduciary out” provision that allows the Company to negotiate with other bidders, this provision is actually illusory. In order for Amylin to negotiate with any other suitors, the potential acquirer would first have to make an unsolicited superior offer. Without access to non-public information, which the Company is prevented from offering under the Merger-Agreement prior to the receipt of an offer that the Board reasonably expects to lead to a superior deal, no other bidder will emerge to make such an offer.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

41. The likelihood of another offer is further reduced by the “matching rights” clause found in section 5.2(d)(i) of the Merger Agreement. This provision affords BMS three business days to consider and match the terms of any proposal superior to its own, and serves to dissuade any competing bid from emerging.

42. Amylin is also subject to another preclusive lock-up provision in section 8.3 of the Merger Agreement. Section 8.3 states that Amylin must pay to BMS a termination fee of $160 million if it accepts a superior proposal. According to the Merger Agreement, there were over 163.5 million shares of Amylin common stock outstanding as of June 27, 2012. Thus, the termination fee adds another $0.98 per share to the price tag for any interested suitors seeking to bid for the Company. This termination fee deters other bidders by adding transaction costs for a bidder who makes a superior offer. The termination fee also improperly limits the ability of shareholders to receive a superior offer for their shares and is contrary to their interests because it deters and prevents the submission of higher proposals, especially in connection with the no-solicitation and matching rights clauses in section 5.2.

43. The provisions above, which will serve to unreasonably deter and discourage superior offers from other interested parties, were agreed to by the Individual Defendants to help secure the personal benefits and unfair profits afforded to them through the Proposed Acquisition and all but ensure that no other bidder steps forward to submit a superior proposal. In doing so, the Board is attempting to lock up the Proposed Acquisition for the benefit of defendants, even though it significantly undervalues the Company and its future prospects.

SELF-DEALING

44. By reason of their positions with Amylin, the Individual Defendants have access to non-public information concerning the financial condition and prospects of Amylin. Thus, there exists an imbalance and disparity of knowledge and economic power between the Individual Defendants and the public shareholders of Amylin. Therefore, it is inherently unfair for the Individual Defendants to execute and pursue any Proposed Acquisition agreement under

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

which they will reap disproportionate benefits to the exclusion of obtaining the best value for shareholders. Instead, Individual Defendants disloyally placed their own interests first, and tailored the terms and conditions of the Proposed Acquisition to meet their own personal needs and objectives. Certain Individual Defendants are also receiving lucrative change-in-control benefits or prestigious positions at the combined company.

45. Instead of maximizing value for all Amylin’s shareholders, the officers and directors of Amylin have decided to pursue their own interests, seeking to cash in on valuable stock options. In particular, defendant Bradbury received 300,000 options on March 6, 2012, after the bid from BMS was received and not disclosed. With an exercise price of $16.02 per share, his profit on a $31 per share Proposed Acquisition price is approximately $4.5 million.

46. In order to meet their fiduciary duties, the Individual Defendants are obligated to explore transactions that will maximize shareholder value, and not structure a preferential deal for themselves. Due to the Individual Defendants’ eagerness to enter into a transaction with BMS, they failed to implement a process to obtain the maximum price for Amylin’s shareholders. Indeed, according to numerous reports, Pfizer Inc., AstraZeneca, Merck & Co., Sanofi-Aventis, Takeda Pharmaceutical Co., and Roche Holding AG were all interested in acquiring the Company.

47. As a result of defendants’ conduct, Amylin’s public stockholders have been and will continue to be denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company. The consideration reflected in the Merger Agreement does not reflect the true inherent value of the Company that was known only to the Individual Defendants, as directors and officers of Amylin, and BMS at the time the Proposed Acquisition was announced. Indeed, the Individual Defendants ensured that Amylin would be sold to one buyer and one buyer only.

48. The Proposed Acquisition is wrongful, unfair, and harmful to Amylin’s public stockholders, and represents an effort by the Individual Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of the Class members. Specifically, defendants are attempting to deny plaintiff and the Class their shareholder rights through the sale of Amylin via an unfair process. Accordingly, the Proposed Acquisition will benefit the Individual Defendants at the expense of Amylin’s shareholders.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

49. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•	Withdraw their consent to the merger of Amylin with BMS and allow the shares to trade freely without impediments;

•	Act independently so that the interests of Amylin’s public stockholders will be protected;

•

Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Amylin’s public stockholders; and

•	Solicit competing bids to BMS’s offer to ensure that the Company’s shareholders are receiving the maximum value for their shares.

CLASS ACTION ALLEGATIONS

50. Plaintiff brings this action for himself and on behalf of all holders of Amylin common stock which have been or will be harmed by the conduct described herein (the “Class”). Excluded from the Class are the defendants and any individual or entity affiliated with any defendant.

51. This action is properly maintainable as a class action.

52. The Class is so numerous that joinder of all members is impracticable. According to Amylin SEC filings, there were more than 163.5 million shares of Amylin’s common stock outstanding as of June 27, 2012.

53. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b) whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(c) whether the Individual Defendants have breached any of their other fiduciary duties owed to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, and fair dealing;

(d) whether Amylin aided and abetted the Individual Defendants’ breaches of fiduciary duties;

(e) whether BMS and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duties; and

(f) whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

54. Plaintiffs claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

55. Plaintiff has retained competent counsel experienced in litigation of this nature and will fairly and adequately represent and protect the interests of the Class.

56. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

57. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

58. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants and Does 1-15.

59. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

60. The Individual Defendants and Does 1-15 have violated the fiduciary duties of care, loyalty, and independence owed to the public shareholders of Amylin and have acted to put their personal interests ahead of the interests of Amylin’s shareholders.

61. By the acts, transactions, and course of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value inherent in and arising from Amylin.

62. The Individual Defendants and Does 1-15 have violated their fiduciary duties by entering Amylin into the Proposed Acquisition without regard to the effect of the proposed transaction on Amylin’s shareholders.

63. As demonstrated by the allegations above, the Individual Defendants and Does 1-15 failed to exercise the care required, and breached their duties of loyalty and independence owed to the shareholders of Amylin because, among other reasons:

(a) they failed to take steps to maximize the value of Amylin to its public shareholders;

(b) they failed to properly value Amylin and its various assets and operations; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Acquisition.

64. Because the Individual Defendants and Does 1-15 dominate and control the business and corporate affairs of Amylin, and are in possession of or have access to private corporate information concerning Amylin’s assets, business, and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Amylin which makes it inherently unfair for them to pursue and recommend any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing shareholder value.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

65. By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants and Does 1-15 have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

66. The Individual Defendants and Does 1-15 are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

67. As a result of the Individual Defendants and Does 1-15’s unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Amylin’s assets and operations. Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Acquisition terms, and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

68. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against Amylin

69. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

70. The Individual Defendants and Does 1-15 owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

71. By committing the acts alleged herein, the Individual Defendants and Does 1-15 breached their fiduciary duties owed to Plaintiff and the members of the Class.

72. Amylin colluded in or aided and abetted the Individual Defendants and Does 1-15’s breaches of fiduciary duties, and was an active and knowing participant in the Individual Defendants and Does 1-15’s breaches of fiduciary duties owed to plaintiff and the members of the Class.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

73. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

THIRD CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against

BMS, Merger Sub, and Does 16-25

74. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

75. The Individual Defendants and Does 1-15 owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

76. By committing the acts alleged herein, the Individual Defendants and Does 1-15 breached their fiduciary duties owed to plaintiff and the members of the Class.

77. Defendants BMS, Merger Sub, and Does 16-25 colluded in or aided and abetted the Individual Defendants and Does 1-15’s breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants and Does 1-15’s breaches of fiduciary duties owed to plaintiff and the members of the Class.

78. Defendants BMS, Merger Sub, and Does 16-25 participated in the breach of the fiduciary duties by the Individual Defendants and Does 1-15 for the purpose of advancing their own interests. Defendants BMS, Merger Sub, and Does 16-25 obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants and Does 1-15’s breaches. Defendants BMS, Merger Sub, and Does 16-25 will benefit, inter alia, from the acquisition of the Company at an inadequate and unfair price if the Proposed Acquisition is consummated.

79. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in his favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Merger Agreement was agreed to in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

C. Rescinding, to the extent already implemented, the merger agreement;

D. Enjoining defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process reasonably designed to enter into a merger agreement providing the best possible value for shareholders;

E. Directing the Individual Defendants to exercise their fiduciary duties to commence a sale process that is reasonably designed to secure the best possible consideration for Amylin and obtain a transaction which is in the best interests of Amylin’s shareholders;

F. Imposition of a constructive trust, in favor of plaintiff and members of the Class, upon any benefits improperly received by defendants as a result of their wrongful conduct;

G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: July 3, 2012	ROBBINS UMEDA LLP
BRIAN J. ROBBINS
STEPHEN J. ODDO
ARSHAN AMIRI
EDWARD B. GERARD
JUSTIN RIEGER

BRIAN J. ROBBINS

600 B Street, Suite 1900
San Diego, CA 92101
Telephone: (619) 525-3990
Facsimile: (619) 525-3991

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

ANDERSON, HELGEN, DAVIS &

NISSEN, PA

HENRY M. HELGEN, III

AMANDA R. CEFALU

150 South Fifth Street, Suite 3100

Minneapolis, MN 55402

Telephone: (612) 435-6356

Facsimile: (612) 435-6379

Attorneys for Plaintiff

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY